PART II


OFFERING MEMORANDUM DATED AUGUST 11, 2022





Real Brain Technology, Inc.
140 W. Washington Street, Suite 200, Medina, OH 44256
www.realbraintechnology.com and www.agent-scout.com

Up to $5,000,000 of Class A Non-Voting Common Stock

Minimum investment: $250


Real Brain Technologies, Inc. (DBA Agent-Scout) ("RBTI", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Class A Non-Voting Common Stock of the Company (the "Securities"). The minimum target offering is $25,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by August 10, 2023 (the "Termination Date"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Real Brain Technologies, Inc. (DBA Agent-Scout) ("RBTI," "Agent Scout," or "Company") designs and develops advanced web and mobile applications for the real estate industry that focuses on lead generation, lead capture, scheduling, and time management. The Company was formed as a Close Corporation on December 7, 2020 under the laws of the State of Ohio, authorized to issue 990 shares of common stock. The Company amended its Articles of Incorporation on May 21, 2021 to authorize the issuance of 10,000 shares of stock comprised of 7,500 shares of Common Stock (reclassified as Class B Voting on July 15, 2022), and 2,500 shares of Class A Preferred Stock. The Company further amended its Articles of Incorporation in its Second Amended and Restated Articles of Incorporation, dated July 15, 2022 to effect a stock split of 1 for 330.5785 shares of Common Stock, designate classes of Common Stock, and authorize 3,052,000 shares comprised of 550,000 shares of Class A Non-Voting Common Stock, 2,500,000 shares of Class B Voting Common Stock, and 2,500 shares of Class A Preferred Stock.

Except where indicated otherwise, the description of the securities in this document is on a post-split basis.

The Company's principal office is located at 140 W. Washington Street, Suite 200, Medina, OH 44256, and our website is www.realbraintechnology.com and www.agent-scout.com.

For more detailed information regarding the business, see the Company's Offering Page at https://castleplacement.com/portfolio/realbrain/. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

Employees

The Company currently has 5 full-time and 9 part-time employees. The company has compensated two of its officers through equity grants. The remaining employees are uncompensated.

Customers

Real Estate Agents, Brokerages and Professionals
Real estate agents, brokerages and professionals make up much of our expected sales revenue. HER Realtors is currently our largest brokerage client that makes up more than 50% of our revenue. We plan to increase our marketing and advertising spend to reach a wider network of real estate agents and professionals.

Consumers
Consumer use of Agent Scout is a key component to the success of our model and the pathway for agent subscription. We tailor our marketing and advertising to target highly motivated buying and selling consumers for the generation of the high quality and volume of real estate leads.

Nationwide Mortgage Lenders
Agent Scout has been designed to sell buyer leads to nationwide mortgage lenders for consumers who need mortgage pre-approval. This participation is expected to be beneficial to the Company by offering exclusive agreements with nationwide lenders for an annual fee.

Web Analytics

Real Brain Technology, Inc. gathers metrics from several data streams. The Company uses Google Analytics to collect metrics related to user traffic and behavior on websites. The Company's applications also gather metrics through event logging. Furthermore, the Company periodically performs benchmarks of its applications to record speed and latency of specific runtime features. The Company uses these metrics to generate reports which help to track and evaluate performance of its applications and services. These reports are useful to understanding how visitors use the Company's products and services. The Company uses this data-driven approach to identify opportunities and intelligently allocate development and marketing resources, and to enhance product offerings and the number of subscriptions.



Chart: Google Analytics July 1 - December 31

Search Engine Optimization ("SEO")

SEOs are techniques to increase website rank in search engine results pages. Specifically, SEO is all about ranking in organic search results. SEO involves writing high-quality content for web pages, and ensuring this content is indexed by search engines. The effort is led by Real Brain Technology's marketing team with support from its technical team.

SEO is important to any online business, but it is vital to companies in the lead generation sector. A higher search ranking translates to better visibility, which yields increased organic traffic, leads, customers, and revenues. Website traffic derived from organic search results is distinct from paid search traffic. Greater organic traffic translates to an increase in the number of organic conversions, which result in high-quality leads for subscribers.

SEO is an ongoing process that must be maintained – for on-page and off-page optimizations. Both on-page and off-page SEO are central to the Company's strategy to drive organic traffic to its website. Real Brain Technology believes it has already made great progress through on-page SEO, and intends to expand their off-page SEO through sponsored posts and content as the Company ramps up its marketing campaigns.

Real Brain Technology plans to release new features to subscribers which allow the public profiles and post user-generated content – thereby, diversifying the Company's on-page content and contributions to increased page rankings.

Intellectual Property

Real Brain Technology, Inc. has two U.S. trademarks: Agent Scout and Real Brain Technology.

Trademark	Registration Number	Date Filed
Agent Scout	US 90856043	July 29, 2021
Real Brain Technology	US 90856076	July 29, 2021

Litigation

Real Brain Technologies, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

We do not own any significant property. The Company currently shares office space with BLC & Associates LLC, and is not required to pay rent to BLC & Associates LLC

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

New entity with limited operating history. Real Brain Technology, Inc. began operations in 2021 and generates revenue through the sale of licenses for its real estate lead generation web and mobile applications. The Company was in pre-operating mode in 2020. The Company incurred a Net Loss of $102,260 for its first fiscal year of operation, the year ended December 31, 2021 and, as of the date of the Offering Memorandum, is still currently operating at a loss. There is no assurance that the Company will be able to establish successful business operations to become profitable or to pay dividends.

Financing risk. The Company may not be able to obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it will cease operating and investors will lose the entirety of their investment. Even if the Company achieves a successful offering, the terms of future offerings may result in your investment being worth less, because later investors might get better terms.

Concentrated customer risk. During its first fiscal year of operation, FY (Dec) 2021, and YTD (Apr) 2022, more than 50% of the Company's revenues were generated from its corporate customer contract with HER Realtors to supply real estate leads. Loss of this customer would have a material adverse effect on the Company.

Concentrated product risk. Real Brain Technology's sole product offering is Agent Scout, and the Company's survival depends upon its ability to successfully market and sell sufficient Agent Scout licenses to cover projected expenses. If the Company is unable to market and sell its sole product, the business may be harmed. While the Company is in advanced stages of developing additional product lines to diversify and expand its market and customer base, these new product lines will take time to commercialize.

Auditor issued a "going concern" note in the audited financials. As is typical for early-stage companies, in its first year of operation, Real Brain Technology suffered losses, and had negative cash flows from operations. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Competition risk. The Company faces competition to attract consumers to our website and mobile applications, which could impair our ability to continue to grow the number of users who use our website and mobile applications, which would harm our business, results of operations and financial condition. Existing and potential competitors include companies that operate, or could develop, national and local real estate and mortgage websites and lead generation software. These companies could devote greater technical and other resources than the Company, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings.

Communications risk. Interruptions in internet service, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of the Company's products and services on its website and mobile applications and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation, result in a loss of users of our products and services and result in additional costs.

Key personnel risk. The success of our Company depends largely on its management team and licensed real estate agents. The loss of any key member of the management team or key employees may substantially limit our ability to execute our business plans. If we are unable to retain or attract licensed real estate agents or brokers, it may impact brand and profitability.

Regulatory risk. The Company, along with its peers, is subject to regulations regarding consumer information, telecommunication, internet privacy and fair housing. These laws can be costly to comply with, can require significant management time and effort, and can subject the Company to claims or other remedies. If we are unable to comply with these laws or regulations, if we become liable under these laws or regulations or if unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies are implemented, we could be directly harmed and forced to implement new measures to reduce our exposure to this liability and it could cause the development of product or service offerings in affected markets to become impractical. This may require us to expend substantial resources or to discontinue certain products or services, limit our ability to expand our product and services offerings or expand into new markets or otherwise harm our business, results of operations and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

Risks Related to the Securities

Sole officer and director has control over shareholder decisions. Prior to the offering the Company's Founder, Chairman, President, and Chief Executive Officer, beneficially owns 50.58% of the Company and will be able to exercise majority control over all stockholder decisions. Subject to any fiduciary duties owed to other owners or investors under Ohio law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The concentration of ownership could delay or prevent a change in control of the Company, or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Valuation risk. The valuation of private companies, especially early-stage companies with no operating history, is difficult to assess, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company multiple analysis and speculative five-year financial projections. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of Common Stock, or additional option grants may future dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Class A Non-Voting Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Non-Voting Common Stock. Because the Class A Non-Voting Common Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Class A Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Class A Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Class A Non-Voting Common Stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investment risk. There is no assurance that an investor will realize a return on its investment or that lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Liquidity risk. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

We may issue Class A Preferred Stock with better rights than the Class A Non-Voting Common Stock. The Company's Amended and Restated Articles of Incorporation provides that the company is authorized to issue 2,500 shares of Class A Preferred Stock, the terms of which of have yet to be set. To date, the Company has not issued any series of its Preferred Stock, but the Board of Directors may designate a series or series of Preferred Stock with rights and privileges that are better than the Class A Non-Voting Common Stock in this Offering.

Future fundraising may affect the rights of investors. In order to fund the development of the planned facilities, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Ohio, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Ohio, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Ohio, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

Risks Related to COVID-19

Capital markets risk. The coronavirus, COVID-19, pandemic has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Business and operational risk. In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
Kimberly Sue Lewis	Founder, Chairman, President, and Chief Executive Officer	53	June 2020 - present	Full-time
Philip Edwin ("Pete") Sachs	Chief Financial Officer, and Director	77	December 2020 - present	Full-time
Ellen Katz	Vice President of Finance, and Director	49	December 2020 - present	Full-time
Fred Troyer	Chief Operating Officer, Secretary, and Director	67	February 2022 - present	Part-time (approximately 25 hours per week)
Directors:				
Kimberly Sue Lewis	Founder, Chairman, President, and Chief Executive Officer	53	June 2020 - present	N/A
Philip Edwin ("Pete") Sachs	Chief Financial Officer, and Director	77	December 2020 - present	N/A

Ellen Katz	Vice President of Finance, and Director	49	December 2020 - present	N/A
Fred Troyer	Chief Operating Officer, and Secretary	67	February 2022 - present	N/A
Travis King	Vice President of Sales, and Director	52	February 2022 - present	N/A
Significant Employees:				
Brian Kovacs	Chief Technology Officer	29	June 2020 - present	Full-time
Carol Kovacs	Chief Marketing Officer	65	December 2021 - present	Part-time (approximately 25 hours per week)
Charles Lewis	Director of Marketing	25	June 2020 - present	Full-time
Travis King	Vice President of Sales, and Director	52	February 2022 - present	Part-time (approximately 25 hours per week)

Kimberly Sue Lewis – Founder, Chairman, President, and Chief Executive Officer
Over 20 years of management, planning and marketing experience. Co-owner of real estate brokerage firm. Over 17 years as a real estate investor and consultant to other investors before getting her real estate license. In 2022, left HER Realtors to join Home Equity Realty Group as 30% owner in Home Equity Realty Group Brokerage. In 2018, opened first real estate office and over the next 5 years opened an additional two offices. Since 2018, office owner providing management and sales training to more than 30 agents as well as handled daily operations; in 2021, these offices closed more than $36 million and over 200 real estate transactions. Recognition as Top 10% of real estate agents in Ohio within two-years of being licensed, maintained for more than 3 years. Prior to career in real estate, spent 15 years as the Managing Partner of H&R Contractors and Design - specializing in upscale home renovations. Certificate in Real Estate from Hondros College of Business. B.S. in Business Management from Capital University.

Philip Edwin ("Pete") Sachs – Chief Financial Officer, and Director
Over 50 years of investment experience. Since 2021, independent consultant advising clients; From 2011 to 2021 (retired), Partner and Senior Financial Advisor at WMS Partners, a wealth management firm working with client as senior advisor. Founder of Legg Mason Capital Management; previously served as President and CEO, leading the firm's growth to $5.3 billion in assets under management serving both individual and institutional investors. B.S.B.A. from Washington University in St. Louis.

Ellen Katz – Vice President of Finance, and Director
Over 20 years of business management and operations experience. Since 2016, Managing Member of Park Investment Group, LLC, a family investment company active in residential real estate across the U.S. Started career in healthcare consulting. Over 15 years in senior operations' roles within healthcare and market research; last role was as the Senior VP of Global Operations for the PSL Group. Member of the commercialization team at Guilford Pharmaceuticals. MBA

from The Goizueta School of Business at Emory University. B.A. in Psychology and Public Health from the University of Rochester.

Fred Troyer – Chief Operating Officer, and Director

With over 25 years of real estate leadership and management experience. Currently Chairman of the Advisory Board for Realtors Leadership Academy and served on the Board of the Wooster Area Chamber of Commerce; previously served on various committees and task force groups with the Ohio Association of Realtors. From 2019 to 2021, Office Manager and Associate Broker, and is currently the Principal Broker for Home Equity Realty Group. Past Regional Vice President of HER Realtors, LLC, and past President of both the Ashland and Wayne Holmes Board of Realtors. In 2008, awarded Realtor of the Year and inducted into the Wayne Holmes Hall of Fame in 2017. Licensed realtor since 1997; obtained real estate broker's license in 2003. Associate Degree in Business Management from Wooster Business College.

Brian Kovacs – Chief Technology Officer

Over 12 years of experience designing and building all things digital, including artificial intelligence and heuristics programming, cloud computing, LiDAR scanning, augmented reality, and 3-D visualization. Since 2019, Owner and Creative Director of Bytesize Studios LLC, developing bespoke software. Developed solutions for Connect Genomics, RTT Molecular DX, Southern Pavement Solutions LLC, and Radio Free Entertainment Network. M.S. and B.S. in Computer Science from the University of Akron.

Carol Kovacs – Chief Marketing Officer

Over 45 years of experience in advertising and design with expertise in print and digital work, including branding/logo marks, brochures, and product design. Since 1986, Owner and Creative Designer of Kovacs Design, a design studio working with notable clients including Warner Brothers, Goodyear Aerospace, Lockheed Martin, and CF Bank. Started career in 1976 with Jef Sturm Graphic Design Studio (Akron, Ohio). B.A. in Graphic Design from the University of Akron.

Charles Lewis - Director of Marketing

Over 2 years of experience in marketing and sales. From 2019 to 2020, worked in marketing for The Bennett Group. In 2020, joined the family business, HER Realtors / The Bennett Group; earned awards for top office sales and rookie of the year in first year as a licensed real estate agent. In 2022, left HER Realtors to join Home Equity Realty Group. Licensed real estate agent. B.A. in Marketing and Business from the University of Mount Union.

Travis King - Vice President of Sales

Over 20 years of sales, operations, and business management experience. Since 2015, oversaw Customer Center, Relocation, and Lead Generation operations at HER REALTORS. Previously worked for Fortune 500 companies including JP Morgan Chase and Alliance Data. Licensed Realtor. Six Sigma Certified. B.A in Psychology from the University of North Carolina at Charlotte.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of August 10, 2022:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Kimberly Sue Lewis	Class B Voting Common Stock	1,011,570	50.58%

Capital Structure

The following table describes our capital structure as of July 15, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued	Available
Class B Voting Common Stock	2,500,000	2,000,000	0	500,000
Class A Non-Voting Common Stock	550,000	0	500,000*	50,000
Class A Preferred Stock	2,500	0	0	2,500

* Number of Class A Non-Voting Common Stock reserved for issuance in this Offering

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
Sales and marketing	$23,125	$2,300,000
Advertising	$0	$1,500,000
Research and development	$0	$830,000
Transaction expenses/fees	$1,875	$370,000

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our audited financial statements for 2021 and 2020 are found in Exhibit A to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by dbb mckennon. The following discussion should be read in conjunction with our audited financial statements and related notes included in this Offering Memorandum. The following discussion also includes information based on our unaudited operating data for 2022 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Financial Statements

Real Brain Technology, Inc. began operations in 2021 and generates revenue through the sale of licenses for its real estate lead generation web and mobile applications. The Company was in pre-operating mode in 2020 and started receiving revenue in August 2021.

Revenues totaled $11,111 for the fiscal year ended December 31, 2021, or FY(Dec) 2021, reflecting setup fees from prepaid subscriptions.

Cost of Revenues totaled $608 for the FY (Dec) 2021, reflecting fees associated with subscriptions managed and payments processed, hosting fees, other software related service costs and costs related to setup implementation.

Operating Expenses totaled $112,763 ($73,030 for General and Administrative Expenses, $39,733 for Sales and Marketing Expenses including $13,346 for Advertising for the FY (Dec) 2021.

As a result, the Company incurred a net loss of $102,260 for the FY (Dec) 21.

Cash totaled $108,372, as of FY (Dec) 21.

Current Liabilities totaled $37,638 ($31,869 for Accounts Payable, $239 for Accrued Liabilities, $4,780 for Deferred Revenues, and $750 for Related Party Advances), as of December 31, 2021, The Related Party Advance is a non-interest bearing and due on-demand note issued by Founder, Chairman, President, and Chief Executive officer to advance funds for operations.

From January 1, 2022 to April 30, 2022, the Company increased our marketing, launched new applications, expanded our team and increased our subscribers resulting in Revenues of approximately $21,624, Cost of Goods Sold of $546, Operating Expenses of $69,014 – yielding a Net Loss of $55,241.

Currently, the Company does not compensate most of its workers. As the Company ramps up, it intends to start compensating these individuals.

Historical Trends

- *Website traffic for Agent Scout served 57,303 visitors during the nine-month period from 321 through 1Q 22.* Consistent upward trend was observed in Agent Scout's web traffic, which correlated to optimizations made with the Company's Search Engine Optimization ("SEO") and marketing campaigns. Website traffic for Agent Scout served 6,071 visitors during Q3 2021, to 21,215 visitors during Q4 2021, to 32,026 visitors during Q1 2022.

- *Leads captured most growth, soaring 8,467% from 3Q21 to 4Q22.* Leads captured represents the number of consumer leads that the Company captured for its real estate agents, brokerages, and professionals. Leads captured has experienced the most growth QTQ, rising by 8,467% from 189 to 16,192.

- *Improved communication latency time to 3-5 seconds.* The Company improved its communication latency to deliver leads to real estate agents, brokers, and professionals to 3-5 seconds in the 4Q21, from 1-3 minutes in early 2021. During the 1Q22, the Company rolled out a new text and mobile notification systems to further improve latency to under 1 second, according to recent benchmark tests.

Historical Milestones

- March 2021: Launched Agent Scout in Ohio, and signed initial subscription contract
- November 2021: Signed a corporate contract with the HER LLC, a large real estate brokerage in Ohio
- January - June 2022: Expanded service to real agents in 3 additional states - Colorado, South Carolina, Kansas
- January - June 2022: Developed and launched new Agent Scout features for mobile notifications - subscribers can now more effectively use Agent Scout across various device platforms
- January - June 2022: Created new API integrations for brokerage CRM software
- June 2022: Served real estate agents in 36 states, with a corporate brokerage account in Ohio.

Planned Milestones

- Create public agent profiles where subscribers can post user-generated content and advertisements
- Deploy new websites with property listings to drive more organic consumer leads to subscribing real estate agents
- Develop further optimizations to the Agent Scout website backend to support a large influx of paying subscribers.
- Roll out quality-of-life features to agents, such as "do not disturb" mode, profile customization options, and additional user experience improvements.

- Launch new consumer features, such as for sale by owner listings.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Kimberly Sue Lewis is a licensed Realtor in Ohio and 30% owner in BLC & Associates (dba Home Equity Realty Group), a real estate brokerage in Ohio. BLC & Associates provides office space (rent free) to Real Brain Technology, Inc.
- The Company has compensated ByteSize Studios for software programming approximately $15,706 since the company's inception. ByteSize Studios is owned by Brian Kovacs, the Company's Chief Technology Officer.

RECENT OFFERINGS OF SECURITIES*

Real Brain Technology, Inc. has made the following issuances of securities within the last three years:
- January – June 2021: issued 5,400 shares of Common Stock to various founders, which were treated as stock-based compensation of $1,440.
- January - December 2021: The Company issued 890 shares of Common Stock for proceeds of $184,830 at a range of share prices from $55.56 to $350 under Regulation D. Proceeds were used for Marketing & Sales and General Operations.
- January - June 2022: The Company granted an aggregate of 600 shares of Common Stock to two service providers for services rendered.
- January - June 2022: 840 shares of Common Stock were repurchased from a founder for negligible consideration.

*Since issuing these securities the Company has effected a 1 for 330.5785 Common Stock split, converted all shares of Common Stock to Class B Voting Common Stock, and designated Class A Non-Voting Common Stock. The numbers described above are on pre-recapitalization basis.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Real Brain Technology's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Company's Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to its Articles of Incorporation and Bylaws and applicable provisions of the Ohio General Corporation Law.

RBTI is offering up to $5,000,000 and a minimum of $25,000 worth of its Class A Non-Voting Common Stock.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation. For a complete description of our capital stock, you should refer to our Articles of Incorporation and to the applicable provisions of Ohio law.

The Company's authorized securities consist of up to 3,052,500 shares, of which of 2,500,000 are Class B Voting Common Stock ("Class B Voting Common Stock") with no par value; 550,000 are Class A Non-Voting Common Stock ("Class A Non-Voting Common Stock") with no par value; and 2,500 are Class A Preferred Stock ("Class A Preferred Stock") with no par value.

As of July 15, 2022, there were 2,000,000 shares of Class B Voting Common Stock outstanding, and no shares of Class A Non-Voting Common Stock or Class A Preferred Stock outstanding. For this Reg CF offering, the Company will be offering 500,000 shares of Class A Non-Voting Common Stock at $10.00 per share.

Class A Non-Voting Common Stock have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Voting Common Stock; except that our Class A Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Ohio Law.

Class A Preferred Stock, and any Preferred Stock not designated as a series may be issued by the Company in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each series or preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of Preferred Stock and the qualifications, limitations or restrictions of such powers designation, preferences or rights.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Class B Voting Common Stock and Class A Non-Voting Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Class B Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Holders of Class A Non-Voting Common Stock are not eligible to vote on any matter that is submitted to a vote of our stockholders, except as required by Ohio Law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class B Voting and Class A Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Class A Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class B Voting Common Stock and Class A Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Preferred Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Class A Preferred Stock are entitled to receive dividends that accrue from the date of issuance at a rate of 8% per annum of the original issue price of $10,000 per share, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Class A Preferred Stock.

Voting Rights

Holders of our Class A Preferred Stock are not entitled to vote on any matter submitted to stockholders of the Corporation for a vote, nor do they have voting rights related to the election of directors of the Company.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Class A Preferred Stock and then to the holders Class A Non-Voting Common Stock and Class B Voting Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the Company's Class A Preferred Stock have no preemptive rights and there are no redemptive or sinking fund provisions applicable to the Company's Class A Preferred Stock.

Discussion of stockholders' agreement among current holders

On April 29, 2021, the shareholders agreed to certain terms of shareholders' rights including Transfer Restrictions, Co-Sale Rights and Drag-Along Rights.

Transfer Agent

The Company has engaged Colonial Stock Transfer Company, Inc as its transfer agent to maintain current records of investors.

What it Means to be a Minority Holder

As an investor in Class A Non-Voting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The valuation of a firm is an estimation of its expected future cash flows - based upon current market expectations for the firm's performance and associated risks. However, the future cannot be accurately predicted, and each firm is inherently unique compared to its peer group. Further, different investors may value the firm differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a firm: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation attempts to value a firm based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the firm's peer group to estimate a firm's value, or to estimate if the firm is under- or over-valued.

By comparison, the discounted cash flow (DCF) approach views the firm independently and uniquely based on the present value of its expected future cash flows, and uses peer group market multiple to estimate its Exit valuation (or "Terminal Value").

If a firm has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a firm is early-stage with little of any operating revenues and assets, then its current valuation may be estimated using a DCF approach.

How we determined the offering price

Real Brain Technology, Inc. is an early-stage firm with limited operating revenues and operating assets. As a result, our offering price of $10.00 per share was based upon an estimated pre-money valuation of $20.0 million, determined internally by the Company using a DCF valuation:

- Management's best estimates for five-year forecast of Revenues, Operating Expenses and Capital Costs
- Estimated Terminal Valuation, conservatively estimated at forecast year 2 using a minimum Exit Revenue multiple of 0.84x, based upon an internal Comparative Company Analysis of recent public and private transactions within the Real Estate Technology Services sector (median range 0.84x – 7.77x)
- Pre-money valuation range yielded an estimated IRR (internal rate of return) to investors of over 60%

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on our website at http://realbraintechnology.com/investors.

Compliance failure

Real Brain Technology, Inc has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on Regulation CF offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, https://castleplacement.com/portfolio/realbrain/

IMPORTANT INFORMATION FOR INVESTORS REGARDING CASTLE PLACEMENT

Castle Placement, LLC (Castle) is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). We raise private equity and debt capital for our clients. Our private placements are offered under Regulation D, Regulation A, Regulation Crowdfunding.

Castle does not make recommendations of securities to investors

The company issuing securities is Castle's client

If you are an investor, you are not a customer or client of Castle

When someone invests in one of our transactions Castle receives a success fee (a percentage of the amount invested). This creates an inherent conflict of interest for Castle, and the investor should consider this when making his or her investment decision.

Castle does not make any recommendations whatsoever regarding your investment. All of our activities are done in a broker-dealer capacity. We are not an investment adviser and we do not provide investment advisory services. Our client in an offering is the issuer, not the investor.

Our brokerage services are the primary focus of this guide. Our Form CRS contains additional important information about the types of services we offer, along with general information related to compensation, potential conflicts of interest, disciplinary action, and other reportable legal information. Form CRS is available via website at Investor.gov/CRS.

Castle encourages you to review the information in this guide carefully, along with any applicable account agreement(s) and disclosure documentation that you may receive from us or that is contained on our website. Please review this guide carefully, as it summarizes important information concerning the scope and terms of the brokerage services we offer and details the potential conflicts of interest that may arise through our delivery of brokerage services.

Brokerage Services. Castle provides the opportunity for investors to make self-directed investments in unregistered securities offerings, including private placements offered under Regulation D, Regulation A, and Regulation Crowdfunding. We offer limited investment products and services. A private placement is a non-public offering of securities exempt from full SEC registration requirements. "Institutional Investors" is defined in FINRA Rule 4512(c) and includes (i) a bank, savings and loan association, insurance company or registered investment company; (ii) an investment adviser registered either with the SEC or with a state securities regulatory agency; or (iii) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million. "Accredited Investors" is defined in SEC Rule 501(a) and includes natural persons with a net worth of more than $1 million (not including the person's primary residence) or with an annual income at least $200,000 each year for the last two years (or $300,000 combined income with the person's spouse or spousal equivalent) and have the expectation to make the same amount during the current year.

Most private placements have a minimum investment amount which can vary by issuer and placement. Investment minimums may be waived and will be listed in the private placement memorandum ("PPM") or similar offering documents.

Castle offers its private placements on a best-efforts basis. This means that we do not guaranty or agree to raise all the money requested by the issuer.

As an investor, we do NOT enter into a fiduciary relationship with you. We do NOT make recommendations of securities to you. The company issuing securities is Castle's client. You are not a customer or client of Castle. Once you subscribe for a private placement, we will not monitor your investment for you.

It is important for you to understand that our Registered Representatives do not make recommendations to you. Since you are not a customer or client of Castle, we are not able to consider reasonably available alternatives to a particular investment opportunity. Castle does not have comprehensive information regarding your investment objectives, risk tolerance, liquidity needs, time horizon, financial needs, tax status, and other financial information that would be required to make an investment recommendation to an investor.

You may accept or reject any investment, in your sole and absolute discretion. It is also your responsibility to monitor your investments, and we encourage you to do so regularly. We do not provide ongoing monitoring of any securities. If you prefer ongoing monitoring of your investments, you should speak with a financial professional about whether an advisory services relationship is more appropriate for you.

We may, from time to time, provide you with additional information and resources to assist you with managing your investment. This may include without limitation educational resources, financial reports, summaries and/or updates about the issuer. When we offer this information, we do so as a courtesy to you. These activities are not designed to monitor specific investment holdings, and they do not contain specific investment recommendations about investment.

You should not consider any information that we make available to you, or any of our activities, a recommendation to invest in, trade, or hold any particular security.

Castle does not offer all types of securities. Instead, we offer limited investment opportunities including private placements, unregistered interests and certain other securities. Other security products or brokerage services may be more suitable for you, given the limited scope of our offerings.

Investment Risks. There are very significant risks involved in investing in Castle offerings. It is extremely important for you to understand these risks. All investment recommendations and activities involve risk, including the risk that you may lose your entire principal. Private placements, equity crowdfunding, and other unregistered interests are higher-risk investments.

Although these investments may have the potential for higher returns, they also have the real potential for greater losses, including the very real risk that you will lose your entire investment. You should only consider investing in higher-risk investments offering the potential for greater returns if your "risk tolerance" (meaning the amount of risk or loss you are willing and able to accept in order to achieve your investment goals) is extremely high. Castle encourages you to carefully consider your investment objectives and risk tolerance before investing.

Risks and Illiquidity. Equity crowdfunding investments and private placements are extremely speculative, illiquid, and include significant and unique risks, including the total loss of investment. While Castle takes reasonable care in determining the investment opportunities that we offer, equity crowdfunding and private placements involve significant risk, and you may lose your entire investment.

There is no guarantee that any equity crowdfunding and private placement will meet your investment goals, or that the securities we offer will perform as anticipated. Please consult any available PPM or other offering documents for any security for a discussion of risks associated with the investment.

The PPM or other offering documents contain important information about a particular company's or investment's business, operations, financial condition, and risks. The following risks represent a summary of risk factors, but are not meant to be all inclusive:

Equity Crowdfunding and Private Placement Investments are Generally Risky and there is No Guarantee of Success. These investments bear the risk of partial or complete loss of capital. There is no guarantee that an investment will be profitable, and the entire investment may be lost.

Illiquid Securities. Equity crowdfunding and private placements have limited transferability. As a result, investors may not be able to liquidate their interest in an issuer. Because of a variety of restrictions upon the transferability of the issuance, including restrictions imposed by federal securities laws, an investor may be required to retain their investment indefinitely. As a result, there may never be a market of any kind for the purchase and sale of the interests, and prospective investors must understand that this increases the overall risk of the investment.

The Economy and Volatile Capital Markets. Conditions in the global capital markets and the economy generally materially affect all issuers. Similarly, concerns over inflation, energy costs, geopolitical issues, the availability, and the cost of credit may contribute to increased volatility and diminished expectations for the economy the markets or this investment going forward. These factors, among others not listed, may contribute to the increased likelihood of failure by the issuer, and loss of the entire investment. Small and new businesses may be particularly susceptible to such factors and conditions.

Forward-Looking Statements. The materials provided to the investor may contain forward-looking statements including without limitation words and expressions such as "will be", "believe", "anticipate", "intend", "plan", "seek", "expects", "estimates", "projects" and similar words and expressions. Such statements regarding future events and/or the future financial performance of an issuer are subject to certain risks and uncertainties which could cause actual events or the actual future results of the investment and the issuer to differ materially from such forward-looking statements. Certain of these risks include changes in the markets in which the issuer operates, technological advances, changes in applicable regulations and new entries into the market. In light of the significant risks and uncertainties inherent in the forward-looking statements included, the inclusion of such statements should not be regarded as a representation by the issuer or any other person that the objective and plans of the issuer will be achieved, and the investor should understand that there is a significant risk that they will not be achieved.

The risks of each issuer, equity crowdfunding and private placement are unique. Accordingly, it is extremely important for the investor to review the PPM or other offering material, understand the unique risks of the particular investment under consideration, and ask additional questions about the business practices and risks associated with any equity crowdfunding and private placement.

Castle Compensation/Brokerage Fees. Equity crowdfundings and private placements provide a way to invest in private companies, but they involve significant risks, fees and costs – and as such are not for everyone. You will pay transaction-based fees when you subscribe to a private placement. These transaction-based fees are generally referred to as a "commission" or a "sales concession." The fees in these types of transactions are substantial.

Castle receives sales compensation for each placement based on the amount of money invested. The amount of compensation is generally 3-10% of your initial investment, but the exact amount varies by issuer. The specific fees and expenses associated with a private placement are listed in the PPM or similar offering document. Exact terms of fees and expenses vary between each equity crowdfunding and private placement offering, and should be considered carefully as part of your investment decision.

Conflicts of Interest. A conflict of interest is a situation in which Castle engages in a transaction or activity where our interest is materially averse to your interest. Potential conflicts of interest may exist when we provide services to you. The mere presence of a conflict of interest does not imply that harm to your interests will occur, but it is important that we acknowledge the presence of such conflicts. Moreover, our regulatory obligations require that we establish, maintain, and enforce written policies and procedures reasonably designed to address potential conflicts of interest associated with any recommendations to you. We take these obligations very seriously.

Typically, our conflicts of interest are the result of compensation structures and other financial arrangements among Castle, our Registered Representatives, our clients and third parties. Securities rules allow for us, our Registered Representatives, and our affiliates to earn compensation when we provide brokerage services to you. However, the compensation that we and our Registered Representatives receive from you varies based upon the product or service you purchase, which may create a financial incentive for Castle to sell products and services to you that generate greater compensation. This could significantly impact your investment returns.

Castle is committed to taking appropriate steps to identify, mitigate and avoid conflicts of interest. Below you will find additional information related to potential conflicts of interest. This information is not intended to be an all- inclusive list of potential conflicts, but generally describes those conflicts that may be material to you. In addition to this disclosure, conflicts of interest are disclosed to you in various agreement(s) and disclosure documents and other information we make available to you, including on our website at www.castleplacement.com.

Compensation We Receive From Clients.

Transaction-based conflicts. As an investor, you may pay certain fees (commissions and sales concessions) in connection with investing in an equity crowdfunding or private placement. Where these fees apply, the more transactions you enter into, the more compensation received by Castle and the Registered Representative. This compensation may create an incentive for us to sell equity crowdfundings and private placements to you.

Castle Registered Representatives are compensated based on the percentage of revenue generated from sales of products and services. This compensation may vary by the product or service. Equity crowdfundings and private placements typically carry higher fees than other types of securities. Therefore, Registered Representatives may be incentivized to sell these products over other brokerage products. We have entered into placement agent and other such agreements with certain sponsors of equity crowdfundings and private placement offerings. By introducing an equity crowdfunding or private placement sponsor to an investor, who ends up investing in the offering, we may receive fees or other compensation. We maintain policies and procedures designed to ensure that these conflicts are managed appropriately.

We do not open brokerage accounts for investors. For further clarification, as a retail investor that is considering or actually does invest in a transaction listed on Castle's website or otherwise marketed by us, you are not our client. Our client is the issuer of the securities. Any services provided by Castle to retail investors are done so on behalf of our client, the issuer of these securities. Since retail investors in these securities are not clients of Castle and do not have accounts with Castle, Castle does not obtain any investor's specific investment profile or circumstances (current investment portfolio, income, expenses, dependents, health, goals, risk tolerance, return objectives, other obligations/liabilities, etc.). Therefore, Castle is not in a position to, and does not, make any recommendations as to whether these securities are appropriate for a specific investor or in a specific investor's best interest.

Further, any advertisements, emails and/or any other communication received by retail investors in connection with offerings contain information and representations from the Issuer – they are not recommendations by Castle to purchase these securities or representations made by Castle, and they are not a call to action for you to invest. Your decision to invest is yours alone, with the help of your professional and legal advisors.

We are an issuer's agent, which means that unless we have a written agreement with you to the contrary, we are not your agent and we do not give advice or make recommendations about specific securities, types of securities or investment strategies involving securities to you. To the extent that a solicitation or call to action is deemed to be a recommendation under U.S. law or regulation, you should be aware that we are inherently conflicted with your interests, and you should seek advice from an investment advisor or a broker who will act as your agent.

We do not provide advice or recommendations about securities, investment strategies, or investment accounts. If you seek such advice, you should establish a relationship with an investment advisor or broker to serve as your agent. If a solicitation or call to action were deemed to be a recommendation under U.S. law or regulations, then we would be subject to Regulation BI and we would be required to act in your best interest and not put our interest ahead of yours. The way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they could affect your investment results.

Compensation Received By Registered Representatives. Castle has both salaried personnel and independent contractors. Our salaried personnel (some of whom are registered representatives) receive a salary and discretionary bonus based upon their individual performance and firm performance. Our employees are prohibited from giving advice or making recommendations with respect to securities or investment strategies. Our independent contractors are registered representatives. They receive a portion of upfront fees paid to us, and commissions for the sales of securities issued. Our registered representatives, like our employees, are prohibited from giving advice or making recommendations with respect to securities or investment strategies. All of our employees and independent contractors are agency brokers, not advisors. Compensation is tied directly or derives from sales by us, which significantly makes worse the conflicts of interest described herein.

Personal Trading Activities. Castle Registered Representatives may invest in the same private placements offered to investors. This may create a conflict of interest in that they may invest without paying a commission. Sometimes, additional fees are earned based on the total amount raised, or a minimum amount raised. Our written supervisory procedures are designed to assure that the personal securities transactions, activities, and interests of the Registered Representatives of Castle will not interfere with making decisions in the best interests of investors or implementing such decisions while, at the same time, allowing Castle Registered Representatives to invest for their own accounts. Castle has procedures to monitor the personal trading activities and securities holdings of each of our Registered Representatives and includes procedures for limitations on personal securities transactions of associated persons. These policies are designed to discourage and prohibit personal trading that would disadvantage investors.

Additional Resources. To research Castle and our financial professionals, you can visit Investor.gov/CRS for a free and simple search tool. You can also call a Registered Representative at (212) 418-1180 to request up-to-date disclosure information or to ask any questions you have about this brochure or services offered by Castle Placement, LLC.

EXHIBIT A: FINANCIAL STATEMENTS

REAL BRAIN TECHNOLOGY, INC.

FINANCIAL STATEMENTS

December 31, 2021 and 2020

REAL BRAIN TECHNOLOGY, INC.
Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Real Brain Technology, Inc.

Opinion

We have audited the accompanying financial statements of Real Brain Technology, Inc. (a Ohio corporation, the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2021 and the period from December 7, 2020 ("Inception") to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from Inception to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses, has negative cash flows from operations, requires additional capital to achieve its business objectives and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
May 11, 2022

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

REAL BRAIN TECHNOLOGY, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

		December 31, 2021		December 31, 2020
Assets:				
Current assets				
Cash and cash equivalents	$	108,372	$	-
Prepaid expenses		1,181		-
Total current assets		109,553		-
Property and equipment, net		2,402		-
Intangible assets, net		9,594		-
Total assets	$	121,549	$	-
Liabilities and Stockholders' Equity (Deficit):				
Current liabilities				
Accounts payable	$	31,869	$	99
Accrued liabilities		239		-
Deferred revenue		4,780		-
Related party advances		750		-
Total current liabilities		37,638		99
Total liabilities		37,638		99
Commitments and contingencies (Note 3)				-
Stockholders' Equity (Deficit):				
Preferred stock		-		-
Common stock		186,270		-
Accumulated deficit		(102,359)		(99)
Total stockholders' equity (deficit)		83,911		(99)
Total liabilities and stockholders' equity (deficit)	$	121,549	$	-

The accompanying notes are an integral part of these financial statements

REAL BRAIN TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD FROM INCEPTION TO DECEMBER 31, 2020

	For the Year Ended December 31, 2021	For the Period Ended December 31, 2020
Revenues	$ 11,111	$ -
Cost of goods sold	608	-
Gross profit	10,503	-
Operating expenses:		
General and administrative	73,030	99
Sales and marketing	39,733	-
Total operating expenses	112,763	99
Loss before provision for income taxes	(102,260)	(99)
Provision for income taxes	-	-
Net loss	$ (102,260)	$ (99)

The accompanying notes are an integral part of these financial statements

REAL BRAIN TECHNOLOGY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD FROM INCEPTION TO DECEMBER 31, 2020

	Preferred Stock		Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Deficit	Equity (deficit)
Inception - December 7, 2020	-	-	-	$ -	$ -	$ -
Net loss	-	-	-	-	(99)	(99)
Balance, December 31, 2020	-	-	-	-	(99)	(99)
Founder shares	-	-	5,400	1,440	-	1,440
Shares issued for cash	-	-	890	184,830	-	184,830
Net loss	-	-	-	-	(102,260)	(102,260)
Balance, December 31, 2021	-	-	6,290	$ 186,270	$ (102,359)	$ 83,911

The accompanying notes are an integral part of these financial statements

REAL BRAIN TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD FROM INCEPTION TO DECEMBER 31, 2020

	For the Year Ended December 31, 2021	For the Period Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (102,260)	$ (99)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	218	-
Stock-based compensation	1,440	-
Changes in operating assets and liabilities:		
Prepaid expenses	(1,181)	-
Accounts payable	31,770	99
Accrued liabilities	239	-
Deferred revenue	4,780	-
Net cash used in operating activities	(64,994)	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of intangible assets	(9,594)	-
Purchase of property and equipment	(2,620)	-
Net cash used in investing activities	(12,214)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	750	-
Common stock issued for cash	184,830	-
Net cash provided by financing activities	185,580	-
Increase in cash and cash equivalents	108,372	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 108,372	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Real Brain Technology, Inc. (which may be referred to as the "Company", "Real Brain", "we," "us," or "our") was formed on December 7, 2020 ("Inception") in the State of Ohio. The Company's headquarters are located in Medina, Ohio.

Real Brain Technology designs and develops advanced web and mobile applications that focus on lead generation, lead capture, scheduling, and time management. Our primary focus is on products for the real estate industry. However, our applications can be modified to be beneficial for any industry with a large amount of website traffic. Our suite of applications allows companies to maximize the return on investment on their marketing spend while increasing their potential sales volume and giving them more control over their bottom-line.

Management Plans
The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated only a limited amount of revenue, has not generated profits since Inception, had negative cash flows from operations, and will require additional capital to achieve its business objectives. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital through debt and or equity financing. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
The Company prepares the financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

        Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
        Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
        Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company has not capitalized any such costs to date.

Intangible Assets
Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The remaining estimated useful lives of applicable assets are routinely reviewed and, if the estimate is revised, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, the Company recognizes revenue when or as the Company's performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

    (i)   identify the contract(s) with a customer;

    (ii)   identify the performance obligations in the contract;

    (iii)   determine the transaction price;

    (iv)   allocate the transaction price to the performance obligations in the contract; and

    (v)   recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived from setup fees prepaid subscriptions. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from setup fees is recognized upon completion of the setup service; which is typically less than one month.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less.

Cost of revenue

Cost of revenue consists primarily of fees associated with subscriptions managed and payments processed, hosting fees, other software related costs required to provide our services, and costs related to setup implementation.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs for the year ended December 31, 2021 were 13,346. There were no such costs during 2020.

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Based on federal tax returns filed, or to be filed, through December 31, 2021, we had available approximately $102,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. A full valuation allowance has been recognized against deferred tax assets related to net operating loss carryforwards. Net operating loss carrying forward since Inception have no expiration for federal tax purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

On May 24, 2021, the Company authorized a ten to one stock split for all common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Common Stock
We have authorized the issuance of 7,500 shares of our common stock with no par value.

At the beginning of 2021, the Company issued 5,400 shares of common stock to various founders, which were treated as stock-based compensation of $1,440 as no consideration was provided.

During the year ended December 31, 2021, the Company issued 890 shares of common stock for proceeds of $184,830, at share prices ranging from $55.56 to $350 per share.

Preferred Stock
We have authorized the issuance of 2,500 shares of our preferred stock with no par value; which have been designated as Class A Preferred Stock ("Class A"). As of December 31, 2021 and 2020, there were no Class A shares issued or outstanding.

Class A Preferred Stock
The Class A have liquidation and redemption priority over the common stock. The Class A dos not have voting rights. Class A is entitled to cumulative dividends at a rate of 8% per annum of the respective original issue price. Dividends share accrue from day to day, whether or not declared. The Company, at its sole option, can redeem the Class A shares by paying the original issuance price plus cumulative dividends.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time the Company's Chief Executive officer advances funds for operations. These advances are non-interest bearing and due on demand. As of December 31, 2021 and 2020 outstanding balances were $750 and 0, respectively.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company granted an aggregate of 600 shares of common stock to two service providers for services rendered. In addition, 840 shares were repurchased from a founder for negligible consideration.

The Company has evaluated subsequent events that occurred after December 31, 2021 through May 11, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.